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Exhibit 11

Statement Regarding Computation of Per Share Earnings

                                    Year Ended December 31,
                                    1994      1993       1992
                                   (In Thousands, Except Per
                                           Share Data)
Net Income:
  Net income (loss) as reported  $ (9,658)  $(56,134)  $ 61,522

Shares:
  Weighted average number of
    common shares outstanding      20,865     22,858     23,237
  Common stock equivalents
    (stock options)                   104        143        479
      Primary shares               20,969     23,001     23,716

Primary net income (loss)
  per share                      $   (.46)  $  (2.44)  $   2.59